Exhibit 3.1

The Amended and Restated Bylaws of DNB Financial Corporation are hereby amended to add the following as a new Article 39:

Article 39

FORUM FOR ADJUDICATION OF DISPUTES

Section 39.1  Unless the Corporation consents in writing to the selection of an alternative forum, the state courts of the Commonwealth of Pennsylvania in and for Chester County and the federal district court for the Eastern District of Pennsylvania shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action or proceeding asserting a claim of breach of a duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action or proceeding asserting a claim against the Corporation, or any director, officer or other employee of the Corporation arising pursuant to any provision of the Pennsylvania Associations Code, the Pennsylvania BCL, the Articles of Incorporation or these Bylaws, (iv) any action or proceeding seeking or involving any interpretation, application or enforcement of the Articles of Incorporation or these Bylaws, including any action or proceeding seeking or involving a determination of the validity of the Articles of Incorporation or these Bylaws; or (v) any action or proceeding asserting a claim against the Corporation or any director, officer or other employee of the Corporation governed by the internal affairs doctrine.

Without limiting the effect of Section 1505 of the Pennsylvania BCL, any person or entity owning, purchasing or otherwise acquiring any interest in shares of the Corporation, including any record or beneficial interest therein, shall be deemed, to the fullest extent permitted by law, to be a “shareholder” and to have notice of and consented to the provisions of this Section 39.1.

Without limiting any of the foregoing, nothing contained in this Section 39.1 is intended to limit or otherwise adversely affect any property right vested in the Corporation’s shareholders or is intended to limit, determine or address the merits or substance of any action or proceeding, but instead, the provisions of this Section 39.1 are solely procedural in nature.

Adopted June 5, 2019